Exhibit 99.1

NOTICE TO SHAREHOLDERS

DIVIDEND PAYMENT – JBS S.A.

JBS S.A. (“JBS” or “Company”) and JBS N.V. hereby inform its shareholders and the market that the dividends declared at the Extraordinary General Meeting of the Company held on May 23, 2025 (“EGM”), declared based on the balance of profit reserves ascertained in the balance sheet as of December 31, 2024, in the total amount of R$ 2,218,116,370.00 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy Brazilian reais), corresponding to R$ 1.00 (one real) per common share (“Dividends”), will be paid on June 17, 2025.

1. The Dividends will be paid according to the shareholding positions at the close of trading on B3 S.A. - Brasil, Bolsa, Balcão on May 23, 2025.

2. There will be no monetary adjustment or accrual of interest on the amount of the Dividends between the date of their declaration and the date of their effective payment.

3. The payment of the Dividends will be made in local currency by means of bank credit, to the bank account provided by the shareholder to Banco Bradesco S.A., the bookkeeping agent for JBS’s book-entry shares.

4. For shareholders whose registration does not include the CPF/CNPJ number or the indication of “Bank/Branch/Current Account,” the Dividends will only be credited after the registration is updated, and within the deadlines established by Banco Bradesco S.A.

5. Shareholders whose shares are deposited with institutions providing securities custody services will have their Dividends credited in accordance with the procedures adopted by the respective depositary institutions.

6. As a rule, the receipt of Dividends will be exempt from Income Tax.

7. As informed in the Material Fact disclosed by JBS on May 23, 2025 (“Material Fact”), JBS shall have the right, as applicable, to withhold a portion of the Dividends due to non-resident shareholders of JBS S.A. in order to comply with the tax withholding obligations of JBS Participações Societárias S.A. (“JBS Participações”) arising from the merger of JBS S.A. shares by JBS Participações Societárias, as approved at the EGM and effective as of June 6, 2025. JBS Participações, in accordance with the legislation and regulations of the Brazilian Federal Revenue Service, (i) may consider the acquisition cost as zero for non-resident shareholders of JBS who did not submit the acquisition cost of JBS shares within the deadlines indicated in the Material Fact; (ii) may apply a 25% tax rate on the gains of non-resident shareholders in Brazil who, within the same deadlines, failed to inform their country or dependency of residence or tax domicile; and (iii) if the investor has not provided such information and/or the funds for the payment of any taxes, will withhold the Dividends to cover estimated or applicable taxes.

NEITHER JBS NOR JBS PARTICIPAÇÕES SHALL BE LIABLE, UNDER ANY CIRCUMSTANCES, TO NON-RESIDENT SHAREHOLDERS OF JBS IN BRAZIL FOR ANY SUBSEQUENT ADJUSTMENT AND/OR REIMBURSEMENT OF AMOUNTS PAID IN EXCESS OF THE AMOUNT PROVIDED FOR.

São Paulo, June 13, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer